August 3, 2021

VIA EDGAR
United States Securities and Exchange Commission
100 F. Street, NE
Washington, DC 20549
Attention:
Robert Shapiro

Joel Parker

Cara Wirth

Mara Ransom

Re:
Charge Enterprises, Inc.

Amendment No. 3 Registration Statement on Form S-1

Filed July 20, 2021

File No. 333-253073

Dear Ladies and Gentlemen:

This letter sets forth responses on behalf of Charge Enterprises, Inc., a Delaware corporation (the “Company”), to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated July 30, 2021 (“Comment Letter”) regarding the Company’s Amendment No., 3 to the Registration Statement on Form S-1 filed with the Commission on July 20, 2021 (the “Registration Statement”).

For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraphs in this letter and is restated prior to the response to such comment.

Amendment No. 3 to Registration Statement on Form S-1 filed July 20, 2021

Charge Enterprises, Inc. Consolidated Unaudited Financial Statements

For the Periods Ended March 31, 2021 and 2020

Unaudited Consolidated Statements of Cash Flows, page F-7

1.
It appears that you had realized gains from the sale of marketable securities of approximately $3.2 million for the three months ended March 31, 2021. You also appear to have purchased marketable securities in that period. Please tell us why the amounts related to the sale and purchase of marketable securities are not reflected in cash flows from investing activities. Refer to ASC 230-10-45-11.

Response

The Company acknowledges the Staff’s comment and advises the Staff that Company has updated the Registration Statement in accordance with the Staff’s comment and included the required cash flow disclosure for marketable securities in the investing activities portion of the cash flow statement.

Securities and Exchange Commission
August 3, 2021

Notes to Unaudited Financial Statements

Note 5. Marketable Securities and other investments, page F-14

2.
We note your response to comment 4. For the correction of an error in the accounting for investments in marketable securities, please provide the disclosures required by ASC 250- 10-50-7. In addition, revise your disclosure to provide the amount of the unrealized gains (losses) and realized gains recognized in the statements of operations for the period, and the fair value measurement methodology and levels used to value these investments. Refer to ASC 321-10-50 and ASC 820-10-50. Note that this comment also applies to your audited financial statements for the year ended December 31, 2020.

Response

The Company acknowledges the Staff’s comment and advises the Staff that Company has updated the Registration Statement in accordance with the Staff’s comment and included the required disclosures for the amount of realized and unrealized gains, the fair value level of the marketable securities and disclosures regarding the correction of an error. These disclosures have been included within note 5 of both the financial statements for the three months ended March 31, 2021, and for the year ended December 31, 2020.

General

3.
We note that in response to comment 9 you filed amended and restated bylaws as exhibit 3.8, which state that "[t]his exclusive forum provision would not apply to suits brought to enforce any liability or duty created by the Securities Act of 1933, as amended, or the Exchange Act, or any other claim for which the federal courts have exclusive jurisdiction." However, your disclosure on pages 26 and 72 provides that the federal district courts of the United States of America are the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. Please revise to reconcile this inconsistency.

Response

The Company acknowledges the Staff’s comment and advises the Staff that the Registration Statement has been revised in accordance with the Staff’s comment.

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If you have any further comments and/or questions, please contact the undersigned at (212) 921-2100 or Richard Friedman, Esq. or Stephen Cohen, Esq. at Sheppard, Mullin, Richter & Hampton LLP at (212) 653-8700.

Very truly yours,

By:	/s/ Andrew Fox
Andrew Fox
Chief Executive Officer